Exhibit 99.2

ReneSola Signs Agreements to Sell 22.3MW of China DG Projects

Shanghai, China, October 9, 2019 – ReneSola Ltd (“ReneSola” or the “Company”) (www.renesolapower.com) (NYSE: SOL), a leading fully integrated solar project developer, today announced that it entered into an agreement to sell eleven rooftop DG projects located in Zhejiang Province to a China state-owned enterprise specializing in the solar energy industry. Separately, ReneSola announced that it agreed to sell three small-scale DG projects located in Shanghai to a different undisclosed third party.

The eleven rooftop DG projects located in Zhejiang Province have an aggregate installed capacity of 20.6MW, and the three small-scale DG projects located in Shanghai have a combined capacity of 1.7MW.

Ms. Shelley Xu, Chief Executive Officer of ReneSola, commented, “These agreements once again demonstrate our ability to develop and monetize projects across the different geographies we serve. We believe our ability to execute our business plan will enable us to further strengthen our balance sheet and generate cash flow. With increased activity in project sales, our business momentum has accelerated, and we are confident in our revenue expectations for the third quarter and beyond. We continue to look for opportunities to monetize our China DG assets, as we transform into an asset-light project developer.”

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand of solar project developer. Leveraging its global presence and solid experience in the industry, ReneSola is well positioned to develop green energy projects with attractive return around the world. For more information, please visit www.renesolapower.com.

For investor and media inquiries, please contact:

In China:

ReneSola Ltd

Ms. Ella Li

+86 (21) 6280-8070 x102

ir@renesolapower.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com